UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC. FILE NUMBER 000-32715
Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q and Form 10-QSB [ ] Form N-SAR	CUSIP NUMBER 675151 104

For Period Ended: November 30, 2003
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION OCEAN VENTURES INC. Full Name of Registrant
not applicable Former Name if Applicable
#110 - 10851 Shellbridge Way Address of Principal Executive Office (Street and Number) Richmond, British Columbia, Canada V6X 2W8 City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).
[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-QSB Quarterly Report for the period ended November 30, 2003 because its unaudited financial statements for that period have not been completed and as a result, the Registrant's auditors have not yet had an opportunity to complete their review of the unaudited financial statements. It is anticipated that the Form 10-QSB Quarterly Report, along with the unaudited financial statements, will be filed on or before the 5th calendar day following the prescribed due date of the Registrant's Form 10-QSB.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Raymond Mol
(Name)

604.231.0135
(Area Code and Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

The Registrant acquired 99.99626% of the issued and outstanding shares of Digital Youth Network Inc. on October 7, 2003, in a share exchange transaction that will be accounted for as a reverse merger. Details of this transaction have previously been disclosed in the Form 8-K filed by the Registrant on October 22, 2003 and in the Registrant's annual report filed on Form 10-KSB for the year ending August 31, 2003. As a result, there has been a significant change in the operations of the Registrant from the corresponding period for the last fiscal year. No reasonable estimate of the operating results for the current period for Digital Youth Network Inc. is currently available, as the Registrant is still in the process of completing the process of preparing them.

OCEAN VENTURES INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 15, 2003

By: /s/ Raymond Mol
Raymond Mol
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.